Mail Stop 4561

May 16, 2008

D. Kirk McAllaster, Jr., Executive Vice President
Cole Retail Income Trust, Inc.
2555 East Camelback Road
Suite 400
Phoenix, AZ 85016

> **Re:** **Cole Credit Property Trust III, Inc. (f/k/a Cole Retail Income Trust, Inc.)**
> **Registration Statement on Form S-11/A**
> **Filed May 7, 2008**
> **File No. 333-149290**

Dear Mr. McAllaster:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Cover Page</u>

1.   Please revise the first bullet to highlight that in addition to the absence of a public market there is no fixed liquidation date.

Compensation to CR III Advisors and its Affiliates, page 12

2.   On page 15, we note that you revised the disclosure under "Liquidation/Listing
        Stage" to provide investors with a possible 8% cumulative, non-compounded
        annual return. However, in Note 4 to the financial statements, on page F-9, you
        disclose that investors may receive a 7% annual cumulative, non-compounded
        return. Please revise to address this discrepancy.

The CMBS in which we may invest are subject to all of the risks… page 45

3.   We note the inclusion of this risk factor in response to comment 20 of our letter
        dated March 14, 2008. It is not clear why this risk factor is located under the
        section "Federal Income Tax Risks." It appears that this risk factor should be
        located under the section "Risks Associated with Investments in Mortgage,
        Bridge and Mezzanine Loans and Real Estate-Related Securities." Please revise
        or advise.

Prior Performance Summary, page 102

4.   Please ensure that you update all information contained in this section to provide
        disclosure as of December 31, 2007. We note the first paragraph on page 103.

5.   Please review the information provided in the Conflicts of Interest section on page
        76, the Prior Performance Summary section on page 102, and the Prior
        Performance Tables Summary on page A-1 and revise to eliminate any
        discrepancy. For example, information provided regarding the amount raised by
        CCPT I in the Prior Performance Summary and elsewhere conflicts with the
        information presented in the tables. In Table I, you disclose that CCPT I raised
        almost $101 million while in the Prior Performance Summary, you disclose that
        CCPT I raised $100.3 million. Also, with respect to CCPT II, you disclose in the
        Prior Performance Summary that it has raised $306.5 million from 7,625
        investors, while on page A-1, you disclose that CCPT II has raised $936.5 million
        from 20,386 investors. Please ensure that your disclosure is consistent throughout
        the registration statement.

                                    * * * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest at (202) 551-3432 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

Cc: Lauren Burnham Prevost, Esquire